ESSENTIAL EXPOSURE INC.
CONVERTIBLE NOTE FINANCING
SUMMARY OF PROSPECTIVE TERMS

This summary of terms outlines terms for a prospective private offering of securities by Essential Exposure Inc., a Delaware corporation. This is not intended as an offer to sell or a solicitation of an offer to buy securities, and it does not constitute a legally binding agreement. Any offering of securities, should it ultimately occur, will be made only to individuals or entities qualified to make this type of investment under federal and state securities laws and regulations, under the terms of the offering.

Type of Security

Convertible promissory note ("**Note**").

Maturity; Prepayment

Each Note, together with accrued and unpaid interest, will be due and payable 36 months from the first issuance of any Notes (the "**Maturity Date**").

Before a Qualified Financing (defined below), the Company may not prepay Notes without the consent of the holders thereof ("**Holders**") representing a majority of the aggregate principal amount of the Notes then outstanding (the "**Requisite Holders**").

Interest Rate

Simple interest will accrue on the Note at 8% per year. Upon a conversion in connection with a Qualified Financing, described below, the accrued interest will be converted to equity.

Conversion Discount

20 percent

Price Cap

$5,000,000

Financing Conversions

If the Company issues equity securities to unrelated third parties ("**Investors**") in one or more transactions principality to raise capital that generates gross proceeds of at least $4,000,000, not including the conversion of the Notes and other debt (a "**Qualified Financing**"), then the principal amount of the Notes, together with the accrued interest thereon, will automatically convert into the equity securities at the lower of (a) the price per unit paid by the other investors purchasing the equity securities in the Qualified Financing, and (b) a price per unit obtained by dividing $5,000,000 by the Company's fully diluted equity capitalization (the "**Price Cap**") immediately prior to the Qualified Financing.

In all material respects other than price, the issuance of equity securities to the Holders will be upon substantially the same terms afforded to the new investors, it being understood that the Company may grant certain rights only to investors meeting specified investment thresholds. If the equity securities are preferred securities, the Company may limit the liquidation preference to the actual amount paid by the Holder.

Conversion at Maturity

If the Notes have not been converted before the Maturity Date, then at the election of the Requisite Holders with the Company's approval, the Company will either (a) pay each Holder an amount equal to the original principal amount of the Note, together with all accrued and unpaid interest as of the Maturity Date, in full satisfaction of the Company's obligations under the Note, or (b) convert all the principal amount of each Note, together with accrued and unpaid interest, into shares at a price equal to the Price Cap calculated as of the Maturity Date.

Sale of the Company

If a sale of the Company occurs before the conversion of the Notes, then at the election of the Requisite Holders, the Company will either (a) pay each Holder an amount equal to 1.5 times the original principal amount of the Note, together with all accrued and unpaid interest as of immediately prior to the sale, in full satisfaction of the Company's obligations under the Note, or (b) convert all the principal amount of each Note, together with accrued and unpaid interest, into shares at a price equal to the Price Cap calculated as of immediately prior to the sale.

Prepayment

Other than in connection with a conversion or sale of the Company, the principal and accrued interest may not be repaid before the Maturity Date unless approved by the Requisite Holders.

Subordination

The Holders will subordinate the Notes to any bank debt or other debt that the Company designates as senior debt.

Other

This summary of terms outlines of the possible terms of the Notes. Actual terms would be contained in definitive agreements when Notes may be offered, and may differ.